Exhibit 14

How we do business is as important as what we do.

Do: what’s right

Our Code of Business Conduct	Gap Inc.

	3	Doing what’s right at Gap Inc.
What our Code is Why it’s important Your commitment to doing what’s right

Contents	4	Speak up! Sharing your concerns
How to share your concerns Code Hotline You are empowered: Anti-Retaliation Policy

	5	Working with integrity
Zero Means Zero Policy A safe and healthy environment Recording your time Other work standards

	8	Putting ethics into practice

Product integrity

International trade regulations

Anti-Boycott Policy

Bribes and improper payments

Competition laws (Anti-trust)

Fair and honest business dealings

Intellectual property rights

Government agency complaints

Government requests for information

Protecting our environment

	14	Avoiding conflicts of interest

Giving or accepting gifts and entertainment

Doing business with spouses, partners, relatives or friends

Handling personal relationships at work

Working outside of Gap Inc.

Serving as a director or officer of another organization

	19	Protecting our brand
Confidential and personal information Material information and insider trading Media inquiries Financial integrity Cooperating with Audits Company property Trademarks and counterfeit merchandise

	24	Understanding political guidelines
Political activities Political contributions Lobbying

	25	Resources for doing what’s right
Contact information

Gap Inc. was founded in 1969 on the principle of doing business responsibly, honestly and ethically. Today, we remain just as committed to working with the highest standards of integrity. Nothing less will do.

Our Code of Business Conduct…

is a commitment we make to our shareholders, customers and each other not only out of a legal obligation, but because it’s the right thing to do. Our success is built on trust, along with a reputation for transparency and quality in everything we do.

We each make important contributions to protecting our company and its reputation. Recognizing right from wrong, and understanding the ethical implications of our choices, is fundamental to doing what’s right at Gap Inc. We are each responsible for applying the standards outlined in our Code of Business Conduct to our work, every day.

Doing what’s right at Gap Inc.

How we do business is as important as what we do.

Our Code of Business Conduct (Code) is your guide to working with integrity, helping you do what’s right in every situation, every day, no matter where you work.

Our company has been built on integrity, quality and trust—with each other, our customers and business partners. Our reputation starts and ends with each of us.

We’re each responsible for understanding and following our Code and other Gap Inc. policies, as well as the laws in each country where we do business. And it’s just as important that we speak up if we see or suspect Code violations.

Managers have an even more important role.

•   Lead and act with integrity;

•   Understand the Code and periodically review it with your teams;

•   Encourage employees to raise questions and concerns;

•   Ensure your team completes all required compliance training;

•   Openly support the Anti-Retaliation Policy;

•   Take prompt and effective action where appropriate; and

•   Seek help from Global Integrity and Compliance when needed.

When in doubt, ask!

The Code can’t provide specific advice for every situation. But, most problems can be easily avoided by referring to the Code, using good judgment and asking for help when in doubt.

Ask yourself

If you’re not sure if something raises an ethical concern, ask yourself:

•   Is this the right thing to do?

•   Is this legal and am I authorized to do this?

•   Is it consistent with our Code and other policies?

•   Is this in line with Gap Inc.’s reputation or my personal reputation?

•   Would I want to see this reported in the media?

If the answer to any of these questions is NO, you should discuss the situation with your supervisor, the Human Resources department or the Global Integrity and Compliance department immediately.

Speak up!

Share any concerns

We are each responsible for living up to our Code and acting with integrity. We have an equal responsibility to speak up and voice any questions and concerns.

If you believe anyone is not living up to our Code or policies, have a question or concern, or are unsure how to handle a situation, here’s what to do:

•       Use our Open Door process and talk with your supervisor, manager, or   Human Resources representative.

•       If you aren’t comfortable using the Open Door process, contact the   Global Integrity and Compliance Department at   Global_Integrity@gap.com or call the Code Hotline.

•       Check out the Resources section in the back of this booklet for more   information about who to contact with specific questions.

Code Hotline
The Hotline is free, confidential and available 24 hours a day, seven days a week, to Gap Inc. employees around the world. Interpreters are available and calls may be made anonymously.

U.S., Canada and Puerto Rico: Dial toll-free 1-866-GAP-CODE (1-866-427-2633).

Outside of North America: Dial your country’s AT&T Direct Access Code, then 866-GAP-CODE (866-427-2633) (Find your country’s AT&T Direct Access Code at www.usa.att.com/traveler).

If you are unable to place a call, contact the Global Integrity and Compliance Department at Global_Integrity@gap.com.

Anyone who reports a concern is protected from retaliation by strict enforcement of our Anti-Retaliation Policy.

Question: What happens when a call is placed to the Code Hotline?

Answer: The Hotline is answered by a confidential, outside service. A live operator will ask you a series of questions to gather information about your concerns. The information you provide will be forwarded to the appropriate department (e.g., Global Employee Relations, Global Integrity and Compliance or Loss Prevention) for review and action. Any information you provide is kept strictly confidential and only shared with people who must know and can take action.

Question: May I call the Hotline if I don’t speak English? Answer: Yes, the Hotline can be accessed from anywhere in the world and interpreter services are available.

Working with integrity

At Gap Inc., we want to do more than just follow the law. Working with integrity and treating each other with respect is the foundation of an environment that inspires creativity and delivers results.

Zero Means Zero: no discrimination, harassment or retaliation

We have zero tolerance for discrimination, harassment or retaliation. All employment decisions are to be made without regard to race, color, age, gender, gender identity, sexual orientation, religion, marital status, pregnancy, national origin/ancestry, citizenship, physical/mental disability, military status or any other basis prohibited by law. This policy applies to our directors, employees, applicants, customers and business partners (including independent contractors, vendors and suppliers).

Harassment is not tolerated, and can include slurs as well as any other offensive remarks, jokes and other verbal, non-verbal, graphic, electronic or physical conduct that could create an intimidating, hostile or offensive work environment.

In addition to the above, “sexual harassment” can include:

•       Unwanted sexual advances or propositions;

•       Offering employment benefits in exchange for sexual favors;

•       Making or threatening reprisals after a negative response to sexual advances;

•       Visual conduct: Leering, making sexual gestures, displaying of sexually suggestive   objects or pictures, cartoons or posters, electronic display or dissemination of such   material;

•       Verbal conduct: Making or using derogatory comments, epithets, slurs and jokes;

•       Verbal abuse of a sexual nature, graphic verbal commentaries about a person’s body,   sexually degrading words used to describe a person, suggestive or obscene letters,   notes or invitations; and

•       Physical conduct: Touching, assault, impeding or blocking movements.

How to Report a Concern: We can’t help resolve a discrimination, harassment or retaliation problem unless we know about it. It’s everyone’s responsibility to share their concerns so the appropriate steps can be taken to resolve the issue. If you feel you have been subject to discrimination, harassment or retaliation, or you’ve seen it in the workplace, please report it promptly to your manager, Human Resources or the Code Hotline. Every complaint will be promptly and thoroughly investigated, and no action can be taken against you for raising a concern or cooperating in an investigation.

You are expected to fully cooperate with investigations related to Zero Means Zero Policy violations. No action can be taken against you for raising a Zero Means Zero concern or cooperating in any such investigation. Failure to cooperate may result in discipline,

Question: One of my co-workers frequently makes off-color jokes during meetings that make me uncomfortable.

What should I do?

Answer: Offensive behavior, including inappropriate jokes, is not tolerated. If you are not comfortable raising the issue directly with your co-worker, or this doesn’t work, you should speak to your manager or your Human Resources representative.

Question: I feel that I’m

being discriminated

against by my manager,

what do I do?

Answer: All Gap Inc. employees should have a work environment that’s free from discrimination, harassment or retaliation from anyone. If you feel you’re being discriminated against by your manager, you should use our Open Door process and speak with your next level manager or Human Resources representative. You can also call our Code Hotline.

Question: I have a concern about something my manager is doing that I believe is a violation of our Code. What do I do? I’m afraid reporting my concern will affect my performance evaluation.

Answer: With our Open Door process, your manager would typically be the first place to raise your concern. However, since your concern is with your manager’s behavior, you should contact your next level manager, your Human Resources representative or call the Code Hotline. Please know that retaliation for raising Code concerns is not tolerated.

6  Working with integrity

including termination. If any employee is found to have violated the Zero Means Zero Policy, we will take appropriate corrective action, which may include termination. We will also let the individual who raised the complaint know that action has been taken.

A safe and healthy environment

We’re committed to providing a safe and healthy working environment for employees, customers, contractors and vendors.

Zero tolerance for workplace violence: We will not tolerate any act or threat of physical violence (including intimidation, harassment and/or coercion), or threat of violence, that affects our employees, property or company. This includes severe, offensive or intimidating conduct that creates a hostile, abusive, or intimidating work environment for anyone.

Drugs and Alcohol Policy: You may not use, sell, possess, purchase or transfer illegal drugs — or sell, transfer or distribute personal prescription drugs — on Gap Inc. premises, in company vehicles or during work hours. You also may not be under the influence of illegal drugs during work hours, regardless of when they were consumed. You are not permitted to drink, or be under the influence of, alcohol during work hours or on Gap Inc. premises with one exception: If you’re of legal drinking age, you may drink alcohol at company-sponsored functions that are approved by a Senior Vice President or above.

Health & safety laws and policies: To make sure our working environments are safe and healthy, it’s important that all of us understand and follow the laws and policies that relate to our jobs. We also need to make sure our vendors follow applicable health and safety regulations. Merchandise vendors should also follow the guidelines outlined in Gap Inc.’s Code of Vendor Conduct.

Recording your time

If you are a non-exempt (hourly) employee, you must accurately record your time worked as required by law or policy in your country — whether scheduled or unscheduled, overtime or straight time, authorized or unauthorized. You should let your supervisor or manager know if you are having any problems recording your time.

Recording time accurately

When recording your time, remember that non-exempt (hourly) employees should never:

•     Work without pay, including not recording hours for work done at home

•     Move hours from one day to another on a time record to avoid overtime

•     Record time for a co-worker or ask a co-worker to record time for you

•     Inaccurately record time worked

•     Remove correctly recorded hours from a time record

Other work standards

Gap Inc. employees are required to follow all applicable laws and regulations regarding meal periods, rest breaks and employment of minors. If you see or suspect any violation of these standards, please talk with your manager or your Human Resources representative.

Working with integrity  7

Putting ethics

into practice

Our Code reflects our commitment to deliver results with integrity and work to the highest ethical standards. Putting our Code into practice means taking responsibility for our actions, thinking co-workers and customers first, and creating with quality, every time.

Product integrity

We take pride in providing the highest quality products possible. In addition to meeting our own internal quality standards, our products must be produced, tested, packaged and labeled in full compliance with applicable laws and Gap Inc. policies.

Local laws

If a local law conflicts with our Code, you should follow the law. If a local business practice conflicts with our Code, you should follow the Code. If you have a question about what’s the right thing to do, contact Global Integrity and Compliance at Global_Integrity@gap.com or call the Code Hotline.

International trade regulations

If you’re involved with importing or exporting goods among various countries, you’re required to understand and follow relevant legal requirements. If you have questions about import/export requirements or other international trade issues, please contact the Legal department to avoid potentially breaking the law (see Resources section for contact information).

Doing what’s right, wherever we work: applicable laws

We realize there are differences in local laws and practices in different countries. Sometimes our Code may go above and beyond what’s required by law. Because we’re committed to meeting the highest standards of business conduct wherever we do business, we all must follow all aspects of the Code, even if it’s not required by local laws. In other cases, there may be country-specific laws that aren’t addressed by our Code, but are included in other Gap Inc. policy manuals. Make sure you know and follow all laws and policies that relate to your job.

There’s never a question that we follow the laws of the countries where we do business. Not following the law may result in corrective action (including termination), recovery of damages and criminal charges.

Anti-Boycott Policy

By law, Gap Inc. employees and agents may not support or cooperate with an unsanctioned boycott of another country that is “friendly” to the United States. The company must report any information about, or request to support, a boycott to the U.S. government. You could receive this type of request in a bid invitation, purchase contract, letter of credit or verbally. If you learn of a boycott of another country that is “friendly” to the United States, contact the Legal department (see Resources section for contact information).

Bribes and improper payments

Giving bribes, kickbacks or other improper cash payments (or anything else of value) to government officials, civil servants or anyone else to influence them is prohibited and illegal under the U.S. Foreign Corrupt Practices Act (FCPA). This includes direct or indirect offers or promises of payment. Even if bribery seems to be an accepted local practice in a country, Gap Inc. employees are not allowed to engage in this practice. All employees must follow the company’s Anti-Corruption Policy (see Resources section for the policy) and the FCPA, as well as local anti-bribery laws. The FCPA permits certain types of payments or fees only under very specific circumstances; however, you must consult with the Global Integrity and Compliance department at Global_Integrity@gap.com prior to making or authorizing any payment of this type.

Make sure to ask yourself

Are any of these red flags present?:

•     Doing business in a country that has a reputation for corruption

•     Unreasonably high fees are being requested

•     Unusual payment methods, such as requests for payments in cash

•     Lack of transparency in expense or accounting records

•     Deliverables that sound too good to be true

Competition laws (Anti-trust laws)

Many of the countries where we do business have competition laws, or “anti-trust” laws. These laws reinforce our own ethical standards — it isn’t business at any cost, and everyone needs to be able to compete fairly in a free market. These laws generally prohibit business practices that interfere with competition, including price fixing, allocation of markets, or allocation of vendors.

Gap Inc. employees and directors are required to comply with our Competition Law Policy.

Any employee who violates this policy may be subject to disciplinary action, including termination, significant monetary damages or fines, and even imprisonment. Additionally, Gap Inc. can be prosecuted and fined millions of dollars, may have to pay damages and attorneys’ fees, and could lose shareholder confidence and public trust as a result of competition law violations (see Resources section to find the policy on GapWeb).

If you have any concern about a violation of competition laws by the company, an employee or competitor, you should contact the Legal department as soon as possible (see Resources section for contact information and to find the policy on GapWeb).

Question: The customs agent has found that our shipment paperwork is missing required information. May I give him a cash payment to ensure that our shipment departs on time?

Answer: No. You may not make a direct or indirect payment to a government worker to avoid a requirement.

Question: I’ve arrived at the airport in a foreign country and have been denied entry because my passport has been found deficient. May I make a small payment, equivalent to US$5.00, to the immigration officer in order to be allowed into the country?

Answer: No. You may not make a payment of cash, no matter how small, or provide anything else of value, to a government worker in order to get around your deficient passport status. Before traveling overseas, make sure all documentation is complete.

Putting ethics into practice 9

Make sure to:

•     Review Gap Inc.’s Competition Law Policy for more details on these laws and examples of prohibited activities.

•     Consult with Gap Inc.’s Legal department before beginning any discussions or attending any meetings with competitors.

•     Use caution in all activities and discussions at trade associations, trade shows and similar joint endeavors that involve competitors.

•     Contact Gap Inc.’s Legal department to report any activity by employees or competitors that you believe may be inappropriate.

And do not:

•     Talk to a competitor about prices, marketing practices, other competitors, vendors, market allocation, or geographic regions.

•     Try to influence the prices at which franchisees or other third-parties resell our products.

•     Make any statements or written records, even in jest, that suggest that a proposed course of action will eliminate competition (e.g., “our plan will crush the competition” or “this acquisition would eliminate a competitor”).

Question: Several people in my department need to use a software program, but we have only one copy. Is it okay to copy the program onto each of our computers?

Answer: No. Unless the

license agreement for the software program specifies otherwise, a separate copy of the program must be purchased for each computer.

Fair and honest in our business dealings

Doing what’s right and acting with integrity has always been a fundamental part of our culture. Our employees, customers, and business partners know they can trust Gap Inc. to be fair and honest. This trust is critical. You should always deal fairly with our customers, suppliers, vendors, competitors and fellow employees. You should not take unfair advantage of anyone through manipulation, concealment, abuse of confidential information, falsification, misrepresentation of material facts or any other intentional unfair dealing practice.

Intellectual property rights

As we expect others to recognize the legal rights we have in our brands and designs, we respect the legal rights of others. You should never make unauthorized copies of material from books, magazines, newspapers, films, videotapes, music recordings, websites, products or computer programs. If you have questions about what materials you can or cannot use, email the Legal department at legal_clearance@gap.com.

Question: I found an image on a website that I’d like to use in a design I’m creating. Is this okay?

Answer: No. Images and other materials available on the Internet are entitled to the same legal protection as other types of creative materials. If you want to use “clip art” or stock photographs, you must review the applicable license agreement carefully to determine whether your intended use is permissible.

10 Putting ethics into practice

Government agency complaints

Occasionally, an applicant, customer, or current/former employee may file — or threaten to file — a complaint against Gap Inc. with the government. If you are contacted about a government complaint, immediately call the Code Hotline. Neither your supervisor nor the company are permitted to take any action against you for making or reporting a government complaint.

Government requests for information

We will always cooperate appropriately with proper government requests or investigations. If you are asked by a government official to provide company information (either written or verbally) for a government investigation — or if a government representative visits your workplace asking for company records, documents or other information — notify the Human Resources department or Legal department (see Resources section for contact information and to find the Government Response Plan on GapWeb). You should always give truthful, accurate information, and never try to obstruct, influence or impede the request for information. You also should not alter, falsify, mutilate, cover up, dispose of or destroy any documents or records related to a government request, investigation or legal proceeding.

Protecting our environment

Gap Inc. is committed to minimizing the negative impact of our business activities on the environment. All employees are responsible for complying with applicable environmental laws and Company policies.

Putting ethics into practice 11

Bringing our

Code to life

Gap Inc. was built on integrity — by employees who strive to do the right thing. Understanding and abiding by our Code of Business Conduct helps us protect our reputation. When you regularly review the Code, you’ll better understand how it affects the business decisions you make. And making the right decisions is how we move Gap Inc. forward.

Act with integrity… every day.

Treat each other with respect.

Do: what’s right.

Our reputation starts and ends with you.

Abiding by the Code— and the law— isn’t optional.
Speak up if something isn’t right.
Avoid even the perception of a conflict of interest.

Remember your actions reflect on all of us.
Keep business information confidential.
When in doubt, ask!

Avoiding conflicts

of interest

What is a conflict of interest? It’s when your personal interest or involvement in a situation interferes with your ability to make decisions objectively and act in the best interest of Gap Inc. It’s important we avoid activities that create—or even appear to create—a conflict of interest with the company. Even when nothing wrong is intended, the appearance of conflicting interests can hurt your reputation and the company’s image.

If you see or suspect a conflict of interest, talk with your manager or your Human Resources representative. You also may contact Global_Integrity@gap.com for help.

Situations you must avoid:

•     Giving, receiving or soliciting tips, gifts, entertainment, discounts or other personal benefits outside of policy

•     Directing business to third parties when you know they are owned or managed by your family members or close personal friends

•     Misusing company resources, your position or influence to promote or assist an outside activity, including a second job

•     Using business relationships to further a personal interest, including support for charitable organizations

•     Holding a significant financial interest in a supplier, competitor or vendor of the company without prior authorization from the Chief Compliance Officer

Make sure to ask yourself

If you aren’t sure if you face a conflict of interest situation, review this checklist:

Will the activity influence my business decision?

•   Will a family member or friend benefit personally from my involvement in this situation?

•   If this situation becomes public knowledge, would the company be embarrassed?

•   Will my participation in this activity interfere with my ability to do my job?

•   Would anyone think it might affect how I do my job?

If the answer is “yes” or even “maybe” to any of these questions, you may have a conflict of interest and should discuss the situation with your manager or Human Resources representative. You can also contact Global_Integrity@gap.com for help.

Question: One of my vendors offered to send me to a conference at no cost to Gap Inc. May I accept the invitation?

Answer: With prior approval from Global Integrity and Compliance, you may accept the vendor’s offer to pay for your registration fee for the conference. Travel, lodging and other expenses related to the conference must be covered by the business, unless you are participating as a speaker.

Question: What should I do if I am given a gift outside of policy?

Answer: You should thank the giver for their generosity and politely refuse by letting them know that Gap Inc.’s policy prohibits you from accepting the gift.

Question: A vendor offered tickets to a sporting event to me and a co-worker. We plan to meet the vendor’s team at the event. May we accept them?
Answer: You may accept the tickets if the retail value of the entertainment is less than $100 USD (or equivalent) per person and the vendor will attend the event.

Question: A production vendor I work with offered to make uniforms for my son’s baseball team. Is this okay?

Answer: No. This would be considered using a business relationship to further a personal interest,

which is a conflict

of interest and

prohibited.

Question: My manager asked me to review bids from several photographers and recommend one for an upcoming photo shoot. I noticed that one of the lowest bids is from a friend of mine who I know does really good work. What should I do?

Answer: You should let your manager know about the relationship, give your manager your unbiased feedback and then remove yourself from the decision-making process to avoid any actual or perceived conflict of interest.

Question: May my brother apply for a job opening in my department? Answer: Yes, as long as the position is not within your chain of command, and you do not influence the hiring decision.

Avoiding conflicts of interest 15

Giving or accepting gifts and entertainment

It’s important to avoid even the appearance of making business decisions based on in-appropriate or unethical influences. To prevent this situation, we discourage you and your family members from giving, soliciting or receiving gifts and entertainment from anyone doing business with (or wishing to do business with) Gap Inc. Gift examples include cash or cash equivalents (gift cards), samples, discounts, event tickets, personal favors, recreation and transportation. Entertainment could include tickets to sporting events, concerts, golf and other events you attend or participate in with the outside individual.

The following types of gifts and entertainment are absolutely prohibited:

•       Gifts exceeding $50 USD (or equivalent)

•       Entertainment exceeding $100 USD (or equivalent)

•       Any solicited gift

•       Gifts exchanged in the form of cash or cash equivalents (gift cards)

•       Entertainment that would violate other provisions of the Code

If business circumstances call for the exchange of gifts or entertainment, use good judgment to make sure the exchange doesn’t influence—or appear to influence—your business decisions. Remember: If you give a gift or entertainment to someone you work with outside the company, it needs to support a legitimate Gap Inc. business interest.

Don’t forget that you are required to let the Global Integrity and Compliance Department (Global_Integrity@gap.com) know about all gifts or entertainment received in any one-year period if:

•       The gifts and entertainment total more than $100 USD (or equivalent) from a single   source

•       The gifts and entertainment total more than $250 USD (or equivalent) from all   sources combined

Some business units at Gap Inc. have more restrictive rules about giving and receiving gifts, so make sure you understand your business unit’s policies before accepting or giving any gifts.

Ask yourself

Regardless of value, before giving or accepting any gift or entertainment, always consider:

•       Is the exchange intended to influence business negotiations?

•       Will the exchange appear to others to influence business negotiations?

•       Will the exchange result in any special or favored treatment?

•       Will my participation in the activity reflect poorly on Gap Inc.?

If your answer is YES to any of the above, do not participate in the exchange.

A few exceptions when it comes to gifts:

Business meals: As long as they are infrequent and not extravagant, business meals are not considered gifts or entertainment, and may be accepted. However, it is critical that any business meal not create a sense of obligation or result in favored treatment with a vendor or business partner.

16  Avoiding conflicts of interest

Non-cash holiday gifts: As long as you share them with your department, you are allowed to accept holiday gift items such as gift baskets, cookies, chocolates, flowers, moon cakes, Ochugen and Oseibo gifts, or other such non-cash gifts, even if they exceed the $50 USD (or equivalent) gift limit.

Third-party trainings: Some conferences or training by third parties may also be accepted with prior approval from the Global Integrity and Compliance department.

Chinese communities: During Chinese New Year, you may accept a cash gift in the form of “Lai See,” but only for a nominal amount valued up to HK$100 (or equivalent).

Doing business with spouses, partners, relatives or friends

Even if you are extremely careful, working directly with your spouse, partner, relative or friend can create an actual or perceived conflict of interest. You must get the written approval of the Chief Compliance Officer and your Vice President or above before doing company business with relatives, friends, spouses or life partners. Of course, under no circumstance may you pressure others into hiring your relatives, friends, spouses or life partners as a company employee, supplier, vendor or landlord.

Make sure to ask yourself

If working with a family member or friend, consider:

•     Does one of you supervise or report to the other?

•     Does either of you provide input on the other’s performance or career?

If you answered YES to either of these questions, you should talk to your manager or Human Resources representative.

Handling personal relationships at work

We recognize and respect your rights to socialize and pursue personal relationships with your co-workers. You should use good judgment to make sure these relationships don’t negatively impact your job performance, ability to supervise others or work environment.

Employees who find themselves in an intimate relationship or friendship should use tact and sensitivity to make sure they aren’t creating an uncomfortable work environment for others. Favoritism, open displays of affection, and business decisions based on emotions or friendships — rather than on the best interests of the company — are examples of inappropriate conduct.

Personnel decisions can become difficult if you supervise someone you are romantically involved with, living with or related to — leading to a possible real or perceived conflict of interest. If this is the case, you should talk with your manager or Human Resources representative, who will work with you and the other individual involved to separate your responsibilities from your personal relationship.

Avoiding conflicts of interest  17

Working outside of Gap Inc.

You are required to get the approval of your supervisor and Human Resources before accepting another job or working outside of Gap Inc. You also need written approval from the Chief Compliance Officer before working for any Gap Inc. supplier, vendor, competitor or landlord.

Exception: If you work in a store or distribution center and don’t supervise other employees, you are pre-approved to work for other employers (including retailers) as long as the work doesn’t interfere with your Gap Inc. responsibilities or schedule.

Always remember that you may not use any company resources (time, equipment, staff, facilities, etc.) to support any outside work.

Serving as a director or officer of another organization

For-profit organizations: You need approval from the Chief Executive Officer and Chief Compliance Officer before serving as a director or officer of another for-profit company. You may not serve as a director or officer of a Gap Inc. competitor, potential competitor or a company with a significant line of products that compete with those offered by Gap Inc.

Non-profit organizations: We encourage you to serve as a director, trustee or officer of a non-profit organization on your own time. However, if you are representing Gap Inc., you must inform the Chief Compliance Officer. If you serve as a director or officer of a non-profit organization on your own time, always remember that you may not use company resources to support any activity of the non-profit organization.

Protecting

our brands

Part of working with integrity is protecting Gap Inc.’s physical assets (such as merchandise, equipment, and computers) as well as our intangible assets, which includes our brand, reputation and confidential company information.

Confidential and personal information

From time to time, you may have access to confidential information that people outside our company never see, such as unannounced product information or designs, business or strategic plans, financial information and organizational charts, and other materials.

Similarly, you may see personal information about co-workers, customers, consultants or other individuals. This could include names, addresses, e-mail addresses, telephone numbers, government identification numbers (such as Social Security numbers), employee ID numbers, and credit card or bank account information. Personal information also may include race, gender, age, sexual orientation, religion, medical condition or similar information.

We are each responsible for protecting Gap Inc.’s confidential and personal information both while we are employees of the company and after our employment ends. Unauthorized use or disclosure of confidential or personal information may lead to disciplinary action, including termination. Please report any suspected inappropriate use or disclosure of confidential or personal information through the Open Door process or the Code Hotline. The company investigates reported incidents where a breach of confidential or personal information may have occurred.

How to handle confidential and personal information

•        Only use confidential or personal information for company purposes

•        Never use confidential or personal information for your own benefit or the benefit of anyone else

•        Don’t share this information with anyone outside the company unless there is a non-disclosure agreement or contract approved by the Legal department

•        Only share confidential or personal information with co-workers who truly need to know to do their jobs

•       Return all materials containing confidential or personal information on or before your last day with Gap Inc.

It’s important to follow our standards of conduct around confidential information with respect to the information of other companies as well. For example, you should never take or use confidential information or materials from a previous employer. You also shouldn’t ask for confidential information from another company’s employees or suppliers.

Protecting our brands  19

Question: I received a call from a local charity asking for a list of the names and addresses of employees at my store in which I work. May I share this information?

Answer: No. Sharing Gap Inc. employee data violates company policy.

Question: How should I dispose of documents that contain confidential or personal information? Answer: Use a locked disposal bin or shredder. Do not use regular recycling bins for these materials.

Question: I am really excited about my brand’s upcoming advertising campaign. May I give my friends and family members details about the campaign?

Answer: No. Unannounced advertising campaigns are confidential information and may not be disclosed outside of the company.

Question: My laptop was stolen, but I’m not sure if there was any confidential or personal information on it — what should I do? Answer: All missing laptops must be reported to Corporate Security.

Question: Where should I store electronic confidential or personal information?

Answer: Confidential or personal information should always be kept on a network drive, never on your hard drive or a portable device. If your job requires that you keep this type of information on your laptop, you must have the company provided encryption software installed on your laptop. You may obtain encryption software through the Request Center on GapWeb.

Question: What do I do if I don’t know if information I have access to is confidential or personal information? Answer: Talk to your manager.

20  Protecting our brands

Material information and insider trading

You may become aware of important company information before it’s been made available to the public. This information is called “material information” when it could influence a decision to buy or sell a company’s stock. Material information can include sales or inventory figures, financial information (margins, earnings, and dividends), significant proposed acquisitions or management changes, planned stock splits or anything else that could affect the stock price of Gap Inc. or another company.

Ask yourself

In deciding whether something is material information, consider if the information makes you think of buying or selling the stock of Gap Inc. or another company. If the answer is YES, it would likely have the same effect on others and is probably material information.

If you’re unsure whether information is material or has been released to the public, call the Global Equity Administration department before trading (see Resources section for contact information).

You’re not allowed to buy or sell the stock (or other securities) of Gap Inc. or another company when you are aware of material information that has not been made public. You also are not allowed to share that information with others (other than as required to do your job), or advise them to buy or sell the company’s stock until the information has been made public.

Once material information has been fully disclosed to the public, you may trade in the company’s stock. Full public disclosure generally means a widely distributed press release followed by publication in print media plus three or more days for distribution and interpretation of the information.

Trading on material information before it’s been made public, also called “insider trading,” is illegal and unethical, and can have severe consequences. The U.S. Securities and Exchange Commission and similar agencies are authorized to bring a civil lawsuit against anyone who trades on inside information (or who provides another person with inside information) and also against the company. Insider trading is also a crime subject to criminal penalties, including jail terms.

Media inquiries

Our Corporate Communications department handles all media inquiries for Gap Inc. If you talk directly to reporters without going through Corporate Communications, you run the risk of providing incorrect information, revealing proprietary strategies or damaging our company’s reputation. You may not speak to reporters on behalf of the company unless authorized. Instead, direct media inquiries to the Corporate Communications Media Hotline (see Resources section for contact information).

Question: A senior director mentioned in a meeting that Gap Inc. is expected to post a loss for the quarter. May I share this news with my friends and family? May I trade in Gap Inc. stock?

Answer: No. The information you overheard is considered “material.” The senior director should not have shared this information with you unless you needed the information to do your job. Trading Gap Inc. stock by you, your friends or your family based on this information before it is publicly disclosed would be a violation of the law.

Protecting our brands  21

Financial integrity

Accurate business records are essential to managing a successful company. Every employee is responsible for making sure all company records, information and accounts are clear, truthful and accurate. For example, your expense reports, time records, payments and other transactions must be correctly recorded, accounted for and approved.

Keep in mind that business records and communications are company assets and may become public through government investigations, litigation or the media. You should follow the schedules in our Records Management Policy when deciding whether to keep or destroy business records (physical and electronic) (see Resources section to find the policy on GapWeb.) Also, keep in mind that some records may need to be kept or preserved in the event of litigation or a government investigation. Check with the Legal department if you have questions about managing our records (see Resources section for contact information).

As a public company, it’s critical that we disclose and report company information, including our financial results and financial condition, in a full, fair, accurate, timely and understandable way. All employees must comply with company policies, procedures and controls. Accounting and financial reporting of transactions and forecasts must follow Gap Inc.’s accounting policies as well as all generally accepted accounting principles and laws.

If you have any concerns about the company’s financial controls, accounting, financial reporting or auditing, contact Global_Integrity@gap.com or call the Code Hotline.

Cooperating with Audits

We all must cooperate fully with our internal and external auditors. You must not take any action to coerce, manipulate, mislead or fraudulently influence any public accountant engaged in an audit or review of Gap Inc.’s financial statements.

Company property

Gap Inc. property (for example, merchandise, samples, supplies and equipment) should be used only for business purposes and not for personal use. Taking or using company property, such as samples of any value for personal purposes without appropriate permission is stealing (for information on handling samples, see Resources section to find the Samples Management Policy on GapWeb). Gap Inc. property may never be used for illegal purposes. You are prohibited from doing anything that involves fraud, theft, embezzlement or misappropriation of company property. If you suspect that activities in a store, distribution center, or other facility are resulting in financial losses to the company (for example, stealing), talk with your manager or call the Code Hotline.

Question: Is it okay to take home samples or defective merchandise?

Answer: No. Taking any company property, including samples or defective merchandise for personal use (even if you’re using it while in the office), is prohibited.

Question: May I send a personal fax from work or use my work email to communicate with a friend?

Answer: Yes. Limited personal use of the company’s electronic communication resources is permitted as long as it complies with our Electronic Communication Policy and does not interfere with your ability to do your job.

22  Protecting our brands

Trademarks and counterfeit merchandise

We all share a responsibility to protect company assets. This includes cash, inventory, computers, equipment and supplies as well as intangible assets, such as our brands, trademarks and reputation.

Our trademarks (for example, Gap, GapKids, BabyGap, Banana Republic, Old Navy, Piperlime, or Athleta) are among our company’s most valuable assets, and all employees and business partners should help protect them. As our company becomes better known worldwide, we encounter increasing problems with counterfeit merchandise and “pirates” who sell merchandise under our trademarks. Our vendors are also prohibited from selling or improperly distributing any merchandise bearing our trademarks, called “sell-off” merchandise, to anyone. You should promptly report instances of sell-off or counterfeit merchandise as well as other unauthorized uses of our trademarks.

The Gap, Banana Republic, Old Navy, Piperlime, and Athleta trademarks are owned by Gap Inc. and its subsidiaries, Gap (Apparel) LLC, Banana Republic (Apparel) LLC, Old Navy (Apparel) LLC, Athleta Inc., Gap (ITM) Inc., Banana Republic (ITM) Inc., Old Navy (ITM) Inc., and Athleta (ITM) Inc.

What to do if you see or suspect counterfeit merchandise?

If you find sell-off or counterfeit merchandise — with any part of our trademarks on labels, hang tags, price tags, pocket flashers, other packaging, or screened or embroidered onto the merchandise—in a location other than one of our company-owned, franchise or wholesale locations, please:

•       Note the name of the store, its location and size

•       Try to estimate the volume of sell-off or counterfeit merchandise being sold

•       Email the Legal department at trademarks@gap.com

If you see large volume sales of sell-off or counterfeit merchandise in a location that would be difficult for someone to return to:

•       Buy a sample of each type of merchandise (for example, a shirt or a pair of jeans). You may be reimbursed for these purchases

•       Estimate the quantity being offered for sale

•       Take photographs of signs or advertisements, if possible

•       Collect business cards or promotional material

•       Email the Legal department at trademarks@gap.com

Also report stores operating under different names that copy the look and feel of our stores, or use labels or advertisements with our distinctive lettering or advertising styles to the Legal department at trademarks@gap.com.

Protecting our brands  23

Understanding

political guidelines

We encourage employees and Directors to get involved with issues that are important to our business and community. However, political activity is carefully regulated by law, and there are strict guidelines and prohibitions against employees participating in political activity on behalf of Gap Inc. For that reason, all political activity on behalf of the company must be initiated or approved in advance by the Government Affairs and Public Policy team (see Resources section for contact information).

Political activities

Your personal political activities must be done on your own time, with your own resources. Out of respect for others, you must not promote any personal political views or beliefs (including by posting or distributing notices or other materials) on Gap Inc. premises. You also should not suggest that you speak for the company or that Gap Inc. supports your personal views.

Political contributions

Gap Inc. provides eligible employees who are U.S. citizens with the opportunity to contribute to the Gap Inc. Political Action Committee (GPAC). The GPAC is a separate legal entity funded solely by voluntary contributions from eligible employees and Directors. All GPAC contributions are made in accordance with U.S. laws and regulations governing political action committees. You are not permitted to make direct financial contributions to any political candidate on behalf of Gap Inc.

Lobbying

Lobbying is generally defined as contact with elected officials regarding legislative or regulatory issues impacting Gap Inc. Because we are required to follow strict reporting requirements around lobbying, the Government Affairs and Public Policy team must approve any lobbying activities on behalf of the company, including retaining an external lobbyist or lobbying firm.

You should know…

Over time, new policies will need to be written and old ones revised. While we reserve the right to make these changes without notice, we will try to let you know about any changes affecting your employment as soon as possible.

The provisions of this Code may only be waived by Gap Inc.’s Chief Compliance Officer, and, in the case of executive officers, directors and our Controller, by our Board of Directors or a Board Committee. Any waiver of this Code for an executive officer, director or our Controller will be promptly disclosed as required by law or stock exchange regulation.

Question: If I make a personal contribution to a political party or candidate, using my own money and resources, will I still be compliant with the Code?

Answer: Yes, within the limits of the law. Gap Inc.’s policy only restricts political contributions made on behalf of the company.

Question: What is the purpose of the Gap Inc. Political Action Committee (GPAC)?

Answer: The purpose of the GPAC is to support Federal candidates and committees that best support our corporate goals and business strategy in line with our company culture and values.

Resources

Here are more resources for questions about Gap Inc.’s Code of Business Conduct and other policies:

Question about:	Please contact:	Phone	Email
Boycotts	Legal Department	—	legal@gap.com

Bribes or improper payments	Global Integrity and Compliance	—	global_integrity@gap.com

Competition laws	Legal Department	—	legal@gap.com

Conflicts of interest	Global Integrity and Compliance	—	global_integrity@gap.com

Discrimination, harassment or retaliation	Your Manager, Human Resources, or the Code Hotline	1-866-GAP-CODE 1-866-427-2633	employee_relations_Department @gap.com

Government requests for information	Your Manager, Human Resources or Legal Department	—	legal@gap.com

Insider trading or material information	Global Equity Administration Department	415-427-9200	insider_trading_ compliance@gap.com

International trade regulations	Legal Department	—	legal@gap.com

Media inquiries	Media Hotline	(800) 333-7899, x75900 (within the U.S.) (650) 952-4400, x75900 (outside the U.S.)	—

Political activities	Government Affairs and Public Policy Team	415-427-5542	legal@gap.com

Trademark violations	Legal Department	—	trademarks@gap.com

Use of third-party materials	Legal Department	—	legal_clearance@gap.com

Vendor conduct	Social Responsibility	—	social_responsibility@gap.com

Our policies on GapWeb

Learn more about our policies by going to GapWeb > Company Sites > Corporate Departments >

Legal > Our Teams > Global Integrity and Compliance

•	Anti-Corruption Policy

•	Competition Law Policy

•	Records Management Policy

•	Samples Management Policy